Exhibit 99.22

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Homero Delboni Jr., Ph. D., Senior Consultant of HDA Serviços s/s Ltda., hereby consent to the use of my name in connection with the reference to the report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 (the “Report”) and to the inclusion of references to and summaries of the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

HDA SERVIÇOS S/S LTDA.

By:	/s/ Homero Delboni Jr.
Name:	Homero Delboni Jr., Ph.D.
Title:	Senior Consultant

March 30, 2012